FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

DSM N.V. / Het Overloon 1, Heerlen / P.O. Box 6500, 6401 JH
Heerlen / The Netherlands

Synotex Company, Inc. / One Columbia Nitrogen Road, Augusta, GA 30903

2.   Date of Event Requiring Statement (Month/Day/Year)

August 2, 2000

3.   IRS or Social Security Number of Reporting Person(Voluntary)


4.   Issuer Name and Ticker or Trading Symbol

Catalytica, Inc. (CTAL)

5.   Relationship of Reporting Person to Issuer (check all applicable)

        Director                       X    10% Owner
-------                             -------
        Officer (give                       Other (specify
-------        title below)         -------         below)


------------------------------


6.   If Amendment, Date of Original(Month/Day/Year)

7.   Individual or Joint/Group Filing (Check applicable line)

           Form filed by One Reporting Person
      ----
       X   Form filed by More than One Reporting Person
      ----

Table I -- Non-Derivative Securities Beneficially Owned


1. Title of Security           (Instr. 4)

Common Stock, Par Value $0.001 Per Share


2. Amount of Securities Beneficially Owned (Instr. 4)

None (a)

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)


4. Nature of Indirect Beneficial Ownership (Instr. 5)


* If the Form is filed by more than one Reporting Person, See Instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly


(Print or Type Responses)                                                 (Over)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative Security (Instr. 4)

    Class A Common Stock, Par Value $0.001 Per Share
    Class B Common Stock, Par Value $0.001 Per Share

2. Date Exercisable and Expiration Date (Month/Day/Year)



3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

    Common Stock, Par Value $0.001 Per Share (a)/ No shares (a)

4. Conversion or Exercise Price of Derivative Security


5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)


6. Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

     (a) No shares of Catalytica, Inc. ("Catalytica") Common Stock, par value $0.001 per share ("Ordinary Common Stock"), Catalytica Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), or Catalytica Class B Common Stock, par value $0.001 per share ("Class B Common Stock" and, together with the Ordinary Common Stock and the Class A Common Stock, the "Common Stock"), are being reported pursuant to this Form 3. DSM N.V. ("DSM") and Synotex Company, Inc. ("Synotex") are filing this form as 10% owners solely as a result of the entry by Synotex, an indirect wholly-owned subsidiary of DSM, into a Voting Agreement, dated as of August 2, 2000, among Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III 892 Investors, L.P. (collectively, "MSCP"), James A. Cusumano and Ricardo B. Levy, Synotex, and Catalytica. All of the outstanding shares of capital stock of Synotex are owned by DSM Finance B.V., a Dutch corporation all of the capital stock of which is owned by DSM.

     MSCP is the record and beneficial owner of (i) 13,270,000 shares of Class A Common Stock, which are convertible into Ordinary Common Stock on a share-for-share basis at the option of MSCP, and (ii) 11,730,000 shares of Class B Common Stock which are convertible into Class A Common Stock at the option of MSCP so long as the total number of voting shares held by MSCP and its affiliates does not exceed 40%. Messrs. Cusumano and Levy are the record and beneficial owners of (i) 1,421,352 shares of Ordinary Common Stock, and (ii) stock options exercisable in 60 days into an aggregate of 236,668 shares of Ordinary Common Stock. The Class A Common Stock votes together with the Ordinary Common Stock, and has a separate class vote on certain matters, including a merger. The Class B Common Stock is non-voting. Neither the Class A Common Stock nor the Class B Common Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Pursuant to the Voting Agreement, MSCP and Messrs. Cusumano and Levy (collectively, the "Stockholder Parties") have agreed to vote in favor of the approval and adoption of the Agreement and Plan of Merger, dated as of August 2, 2000 (the "Merger Agreement"), among Catalytica, Synotex and Synotex Acquisition Corporation and the Merger provided for therein (or, if applicable, to give consents with respect to) (i) all shares of Catalytica voting stock currently held by them and (ii) any shares of Catalytica voting stock subsequently acquired by them, including through the exercise of stock options. In addition, the Stockholder Parties have agreed not to dispose of any shares of Common Stock (subject to certain exceptions). The Voting Agreement will terminate on the earlier of (a) the effective time of the Merger or (b) the date upon which the Merger Agreement is terminated.

     DSM and Synotex have no pecuniary interest in any of the shares described herein and expressly disclaim beneficial ownership of the shares subject to the Voting Agreement for all purposes, including pursuant to Rule 16a-1(a)(2) under the Exchange Act. The Voting Agreement does not require, and DSM and Synotex do not have the ability to cause, Morgan Stanley to convert any shares of Class B Common Stock into Class A Common Stock.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

DSM N.V.
By: Peter A. Elverding
Title: Chairman of the Managing Board

/s/ Peter A. Elverding
--------------------------------------
** Signature of Reporting Person


By: Arnold Gratama van Andel
Title: Corporate Vice-President

/s/ Arnold Gratama van Andel
--------------------------------------
** Signature of Reporting Person

August 11, 2000
Date

Synotex Company, Inc.
By:  Arnold Gratama van Andel
Title: Chairman and President

/s/ Arnold Gratama van Andel
--------------------------------------
** Signature of Reporting Person

August 11, 2000
Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.